June 15, 2006

        Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Stream Receives a US $5M Standby Guarantee

VANCOUVER, British Columbia, June 15, 2006 – Stream Communications Network and Media Inc. ( “Stream”) ( OTCBB:SCNWF & FSE:TPJ), a broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland announced today that the Company has secured a standby guarantees for a combined amount of US$5,000,000 for a period ending March 1, 2007 in connection with any debt or equity financings Stream may undertake during that period.  In consideration for providing the guarantee , Stream has agreed to pay the guarantors a fee in shares of the Company equal to 15% of the guaranteed amount resulting in the issuance of 3,807,107 shares at a price of US$0.19 per share ..

“Stream’s management has been negotiating with several cable networks in Poland in the recent months regarding possible mergers and acquisitions. This financing guarantee allows us to proceed with our acquisition plan.” said Jan Rynkiewicz, President and CEO & of Stream.

About Stream Communications

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Investor Relations:

Mike Young

AGORACOM Investor Relations

tel: 604-669-2826 toll free: 1-800-704-9649

http://www.agoracom.com/IR/StreamCommunicaitons

e-mail: mike.young@streamcn.com

SCNW@Agoracom.com

Safe Harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.